Exhibit 18

Preferability Letter of Independent Registered Public Accounting Firm

February 26, 2013

Board of Directors
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

Ladies and Gentlemen:

Note 1 of the Notes to the Consolidated Financial Statements of Gannett Co., Inc. (the “Company”) included in its Form 10-K for the year ended December 30, 2012 describes a change in the method of accounting for the date of the Company's required annual goodwill and indefinite-lived intangible asset impairment test from the last day of the fourth quarter to the first day of the fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that such a change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
McLean, Virginia